MDU RESOURCES GROUP, INC.
1200 West Century Avenue
Mailing Address:
P.O. Box 5650
Bismarck, ND  58506-5650
(701) 530-1000

August 15, 2008

By EDGAR Transmission and Federal Express

Mr. Chris White
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-7010

Re:	MDU Resources Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 20, 2008 File No. 1-3480 Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 6, 2008 File No. 1-3480

Dear Mr. White:

On behalf of MDU Resources Group, Inc. (MDU or the Company), we hereby submit MDU’s responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated July 24, 2008, with respect to the above referenced periodic reports filed under the Securities Exchange Act of 1934.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of MDU. References in this letter to “we,” “us” and “our” refer to MDU unless the context indicates otherwise.

We believe that our Annual Report on Form 10-K for the year ended December 31, 2007 (2007 Form 10-K) provides investors with full and transparent disclosure sufficient to give an understanding of our business. We have incorporated certain of your comments in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (2008 Second Quarter Form 10-Q) and will incorporate most of your other comments on a prospective basis in filings for future periods, including our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (2008 Third Quarter Form 10-Q) and our Annual Report on Form 10-K for the year ended December 31, 2008 (2008 Form 10-K).

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

As requested in your letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	Please provide pagination in all future filings.

MDU Response: We provided pagination in the filing of our 2008 Second Quarter Form 10-Q and will continue to provide pagination in all future filings.

2.
We note your discussions of “recoverable aggregate reserves” and your quantification of “recoverable lignite coal.” Please limit your discussions in future filings to proven and probable reserves, as the use of other terminology is not contemplated by Industry Guide 7.

MDU Response:  We will revise our disclosures in future filings by deleting any references to the word "recoverable" when discussing aggregate reserves and lignite deposits. We will limit our discussion in future filings to proven and probable reserves as set forth in Industry Guide 7.

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

Natural Gas and Oil Production

Reserve Information, page 20

3.
We note you have presented the non-GAAP measure “PV-10 value” with regard to your proved reserves. Provide a reconciliation of this measure to the standardized measure of future net discounted cash flows, the most directly comparable measure under Generally Accepted Accounting Principles, along with the other disclosures as required by Regulation S-K, Item 10(e).

MDU Response:  Following is a reconciliation of the PV-10 measure to the standardized measure of discounted future net cash flows:

PV-10
Value
(In millions)
Rocky Mountain	$1,398.4
Mid-Continent/Gulf States	527.0
Offshore Gulf of Mexico	82.1
Total reserves	2,007.5

Discounted future income taxes	(645.6)

Standardized measure of discounted future
net cash flows relating to proved reserves	$1,361.9

We will add the above reconciliation beginning with our 2008 Form 10-K. In addition, we will add additional language describing the PV-10 value beginning with our 2008 Form 10-K as follows.

Pre-tax PV-10 value is a non-GAAP financial measure that is derived from the most directly comparable GAAP financial measure which is the standardized measure of discounted future net cash flows. The standardized measure of discounted future net cash flows disclosed in Item 8 – Financial Statements and Supplementary Data – Supplementary Financial Information, is presented after deducting discounted future

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

income taxes in accordance with SFAS No. 69, "Disclosures about Oil and Gas Producing Activities," whereas the PV-10 value is presented before income taxes. Pre-tax PV-10 value is commonly used by the Company to evaluate properties that are acquired and sold and to assess the potential return on investment in our natural gas and oil properties. The Company believes pre-tax PV-10 value is a useful supplemental disclosure to the standardized measure as the Company believes readers may utilize this value as a basis for comparison of the relative size and value of our reserves to other companies because many factors that are unique to each individual company impact the amount of future income taxes to be paid. However, pre-tax PV-10 value is not a substitute for the standardized measure of discounted future net cash flows. Neither the Company's pre-tax PV-10 value nor the standardized measure of discounted future cash flows purports to represent the fair value of the Company's natural gas and oil properties.

Consolidated Financial Statements

Consolidated Statement of Income, page 59

4.	Separately state your selling, general and administrative expenses as required by Regulation S-X, Rule 5-03(b)(4).

MDU Response: Due to the diverse nature of our operations, we disclose in Note 1 of the 2007 Form 10-K the following:

Basis of presentation
The consolidated financial statements of the Company include the accounts of the following businesses: electric, natural gas distribution, construction services, pipeline and energy services, natural gas and oil production, construction materials and contracting, and other. The electric, natural gas distribution, and pipeline and energy services businesses are substantially all regulated. Construction services, natural gas and oil production, construction materials and contracting, and other are nonregulated.

The Company's regulated businesses are subject to various state and federal agency regulations. The accounting policies followed by these businesses are generally subject to the Uniform System of Accounts of the Federal Energy Regulatory Commission (FERC). These accounting policies differ in some respects from those used by the Company's nonregulated businesses.

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

The Company's regulated businesses account for certain income and expense items under the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively, based on the expected regulatory treatment in future rates. The expected recovery or flowback of these deferred items generally is based on specific ratemaking decisions or precedent for each item. Regulatory assets and liabilities are being amortized consistently with the regulatory treatment established by the FERC and the applicable state public service commissions.

Our mix of businesses varies depending on which key financial measure is used, but in general, our regulated operations are approximately one-third of our total operations. This mix of regulated versus nonregulated businesses is comparable to the mix at the time of our 2003 review with the Staff of our Annual Report on Form 10-K for the year ended December 31, 2002.

Due to the Company’s mix of regulated and nonregulated operations, along with our long history of having public utility operations, we have prepared our income statement in accordance with Regulation S-X, Rule 5-03(b)(1) which states, “A public utility company using a uniform system of accounts or a form for annual report prescribed by federal or state authorities, or a similar system or report, shall follow the general segregation of operating revenues and operating expenses reported under §210.5-03.2 prescribed by such system or report.” Our current presentation is derived from how we report expenses on the FERC Form 1 Income Statement which we file for our electric utility operations and the FERC Form 2 Income Statement which is filed for our natural gas pipeline operations. Accordingly, we believe that our current income statement presentation is in accordance with Regulation S-X, Rule 5-03, as it is prepared using the general segregation of operating revenues and operating expenses reported under the FERC system of reporting.

Based on the above, we propose continuing our current income statement presentation in future filings.

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

5.	Revise your presentation to clarify expense lines that exclude depreciation, depletion and amortization expense. Refer to the requirements of SAB Topic 11:B.

MDU Response:  The “Depreciation, depletion and amortization” reported on our income statement includes all depreciation, depletion and amortization and therefore is excluded from all other line items on the income statement. We believe our current presentation is adequate and is clear to the reader, however to further clarify, we will include the following sentence in Note 1, “Basis of presentation” for all future filings beginning with the 2008 Third Quarter Form 10-Q.

Depreciation, depletion and amortization expense is reported separately on the Consolidated Statements of Income and therefore is excluded from the other line items within operating expenses.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Property, Plant and Equipment, page 65

6.
We note the values and wide range of useful lives for the property, plant and equipment of your various business segments. Provide a more meaningful breakdown of the descriptions, dollar amounts and the range of useful lives attributed to the various classes of property, plant and equipment that you own.

MDU Response:  We will provide a weighted average depreciable life in years for each property class rather than a range of the estimated depreciable life in years beginning with our 2008 Form 10-K as we believe this would provide more meaningful information. We also will further expand the descriptions and related dollar amounts of electric, natural gas distribution, and pipeline and energy services properties in our 2008 Form 10-K as follows (the following columns are intentionally left blank and will be filled in for the 2008 Form 10-K).

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

Property, plant and equipment at December 31 was as follows:

	Current Year	Prior Year	Weighted Average Depreciable Life In Years
Regulated:
Electric:
Generation
Distribution
Transmission
Other
Natural gas distribution:
Distribution
Other
Pipeline and energy services:
Transmission
Gathering
Storage
Other
Nonregulated:
Construction services:
Land
Buildings and improvements
Machinery, vehicles and equipment
Other
Pipeline and energy services:
Gathering
Other
Natural gas and oil production:
Natural gas and oil properties
Other
Construction materials and contracting:
Land
Buildings and improvements
Machinery, vehicles and equipment
Construction in progress
Aggregate reserves
Other:
Land
Other
Less accumulated depreciation, depletion and amortization
Net property, plant and equipment

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

Derivative instruments, page 67

7.
Your disclosure states your policy is that natural gas and oil derivative instruments not exceed a period of 24 months. You further disclose your policy requires settlement of such instruments monthly. Tell us what you mean by these two disclosures and how this impacts the amounts recorded in your financial statements. We may have further comment.

MDU Response:  We disclose that the company’s policy generally requires natural gas and oil derivative instruments not exceed a period of 24 months. The purpose of this disclosure is to inform the reader of our hedging policy, as required by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” with respect to hedging forecasted production. The policy allows for the hedging of monthly forecasted production for a period up to 24 months from the time we enter into the hedge. This corporate policy is a control mechanism to manage overall corporate risk in the utilization of appropriate hedging.

We disclose that our policy requires settlement of natural gas and oil hedges monthly. The purpose of this disclosure is to inform the reader of our policy, as required by SFAS No. 133, which is in place to mitigate counterparty payment risk. This disclosure indicates that each month as physical production occurs and the commodity is sold, the related portion of the derivative agreement for that month’s production must settle with our counterparties. Settlements represent the exchange of cash between us and our counterparties based on the notional quantities and prices for each month’s physical delivery as specified within the agreements. The fair value of the remaining notional amounts on the derivative agreements is recorded on the balance sheet as an asset or liability measured at fair value with the unrealized gains or losses recognized as a component of accumulated other comprehensive income (loss).

We will enhance our disclosure in future filings for further clarity as to our natural gas and oil production derivatives agreements as follows:

The Company's policy generally allows the hedging of monthly forecasted production for a period up to 24 months from the time the Company enters into the hedge.

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

The Company’s policy requires that each month as physical production occurs and the commodity is sold, the related portion of the derivative agreement for that month’s production must settle with its counterparties. Settlements represent the exchange of cash between the Company and its counterparties based on the notional quantities and prices for each month’s physical delivery as specified within the agreements. The fair value of the remaining notional amounts on the derivative agreements is recorded on the balance sheet as an asset or liability measured at fair value with the unrealized gains or losses recognized as a component of accumulated other comprehensive income (loss).

8.	Disclose in general terms the method or methods you use to determine the fair value of your derivative instruments as a significant accounting policy, or tell us why such disclosure is not required.

MDU Response: We will include disclosure in future filings beginning with our 2008 Form 10-K within Note 1, "Summary of Significant Accounting Policies - Derivative instruments" as follows:

The estimated fair values of the Company’s swap and collar agreements reflect the estimated amounts the Company would receive or pay to terminate the contracts at the reporting date. These values are based upon, among other things, futures prices, volatility and time to maturity.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation, page 11

9.
Provide a statement regarding whether all adjustments are of a normal recurring nature, or describe in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Regulation S-X, Rule 10-01(b)(8).

MDU Response:  We provided a statement (and will do the same in future Form 10-Q filings) in Note 1, "Basis of presentation" in our 2008 Second Quarter Form 10-Q indicating that all adjustments are of a normal recurring nature as underlined in the following paragraph. We would describe in detail the nature and amount of any other than normal recurring adjustments, if applicable, in future filings.

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

Basis of presentation
The accompanying consolidated interim financial statements were prepared in conformity with the basis of presentation reflected in the consolidated financial statements included in the Company's 2007 Annual Report, and the standards of accounting measurement set forth in APB Opinion No. 28 and any amendments thereto adopted by the FASB. Interim financial statements do not include all disclosures provided in annual financial statements and, accordingly, these financial statements should be read in conjunction with those appearing in the 2007 Annual Report. The information is unaudited but includes all adjustments that are, in the opinion of management, necessary for a fair presentation of the accompanying consolidated interim financial statements and are of a normal recurring nature.

MDU RESOURCES GROUP, INC.

Mr. Chris White
United States Securities and Exchange Commission
August 15, 2008

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (800) 437-8000.

Sincerely, MDU RESOURCES GROUP, INC.
By:	/s/ Doran N. Schwartz
Doran N. Schwartz Vice President and Chief Accounting Officer

c:
Mr. Gary Newberry, United States Securities and Exchange Commission
Ms. Sandra Eisen, United States Securities and Exchange Commission
Mr. Wallace Carson, Deloitte & Touche LLP
Mr. Walter Godlewski, Thelen Reid Brown Raysman & Steiner LLP